

February 28, 2011

<u>Via U.S. Mail and Facsimile 913.693.8001</u>

Mr. Daniel Reardon
President and Chief Financial Officer
Omni Ventures, Inc.
7500 College Blvd., 5th Floor
Overland Park, KS 66210

> **Re: Omni Ventures, Inc.**
> **Form 10-K for fiscal year ended September 30, 2010**
> **Filed January 11, 2011**
> **Form 10-Q for period ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 333-156263**

Dear Mr. Reardon:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2010

Item 8. Financial Statements

Notes to Financial Statements, page F-7

Note A – Organization and Summary of Accounting Policies, page F-7

7. Long Lived Assets, page F-7

1.   Please note that the FASB Accounting Standards Codification ("ASC") became effective
        on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards
        have been superseded. In future filings, please revise any references to accounting
        standards accordingly.

Item 9.A(T). Controls and Procedures, page 9

2.   Please consider whether management's omission of the certifications required pursuant to
        Section 906, and the reference to a different report for the certifications pursuant to
        Section 302, of the Sarbanes-Oxley Act of 2002 impacts your conclusion regarding the
        effectiveness of your disclosure controls and procedures.

Item 15. Exhibits and financial Statement Schedules, page 12

Exhibits 31.1 and 31.2

3.   We note that you have identified your annual report on Form 10-K as being for the fiscal
        year ended December 31, 2008. Please amend your filing to properly identify the report
        to which the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
        relate too. In addition, please do not alter the language within the certifications, as they
        are to be in the exact form as illustrated in Item 601(b)(31)(i) of Regulation S-K.

Exhibit 32

4.   Your exhibit list notes that you have filed the certification pursuant to Section 906 of the
        Sarbanes-Oxley Act, though no such exhibit is included. Please amend your filing to
        include this required certification.

Form 10-Q for the period ended December 31, 2010

Notes to Financial Statements, page 4

Note 2 Nature of Operations and Summary of Significant Accounting Policies, page 4

Nature of Operations, page 4

5.   We note that approximately 75% of your total assets at December 31, 2010 are comprised of intangible assets which appear to be related to your acquisition of the Diamond Decision Assets. Explain to us how you have met the disclosure requirements of FASB ASC 350-30-50 as it relates to these intangible assets. Please provide us with your proposed disclosure to comply with such guidance or tell us why such disclosure is not warranted.

Inventories, page 5

6.   Please tell us and include in future filings the composition of the components of your inventory.

Exhibit 31.1

7.   We note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please amend your filing to include these required sections of your certifications. Please also clearly indicate that Mr. Reardon is your principal executive and principal financial officer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3472 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Yolanda Crittendon
Senior Staff Accountant